Nova Lifestyle, Inc.

6565 E. Washington Blvd.

Commerce, CA 90040

June 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attention:	Ms. Kristin Baldwin
Mr. Geoffrey Kruczek

Re:	Nova Lifestyle, Inc. Registration Statement on Form S-1 Filed May 23, 2025 File No. 333-287559 Correspondence from the SEC on June 3, 2025

Dear Ms. Baldwin / Mr. Kruczek:

Nova Lifestyle, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated June 3, 2025, the Registration Statement on Form S-1 filed with the Commission on May 23, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. The Company is filing via Edgar the Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”) revised pursuant to the comment herein with this response letter.

Registration Statement on Form S-1 filed May 23, 2025

Cover Page

1.	Please revise the description of securities to be offered on both your cover page and heading to clarify, if true, that the Offering Shares and accompanying Warrants will be issued separately in this offering, but must initially be purchased together. If, instead, you are offering them as units, revise your disclosure throughout and your fee table to refer to this security and its component parts.

Response: In response to the Staff’s comment, the relevant disclosures on cover page and heading of Amendment No. 1 have been revised in response to the Staff’s comment.

2.	Please quantify the assumed offering price for each offering share to clearly establish a fixed price or range. Currently, your disclosure regarding the pricing of the offering suggests you are attempting to rely on Rule 415(a)(1)(x), but you do not appear eligible to do so.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on cover page and page 8 of Amendment No. 1 in response to the Staff’s comment.

3.	Please revise to disclose the volume (i.e., the number) of securities you are offering. See Securities Act Rules Compliance and Disclosure Interpretation 227.02.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on cover page and page 8 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 10

4.	You state on page 10 that “[t]he offering price per share of Common Stock, together with the number of shares of common stock and accompanying Warrants we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market price of our Common Stock. This decrease may continue after the completion of this offering.” Please expand this discussion to specifically address the fact that the offering shares registered here will be sold at a 50% discount relative to the market price of the outstanding common shares.

Response: In response to the Staff’s comment, the disclosure on page 10 of Amendment No. 1 have been revised.

Information Not Required in Prospectus, page II-2

5.	Please amend Exhibit 107 to Item 16, Calculation of Filing Fee Table, as it includes the common stock but omits the warrants.

Response: The relevant disclosures at Exhibit 107 to Item 16 of Amendment No. 1 have been revised in response to the Staff’s comment.

* * *

We thank the Staff for its review of the foregoing. If you have questions or further comments, please forward them by electronic mail to Mr. Jeffrey Chuang at Jeffery_chuang@novalifestyle.com

Very truly yours,
Sincerely,

/s/ Xiaohua Lu
Xiaohua Lu
Chief Executive Officer and Director